Exhibit 12.1

Nexeo Solutions Holdings, LLC and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods presented ($ in thousands):

	Successor			Predecessor
			For the Period
			from
			November 4,	Six
			2010	Months
			(inception) to	Ended	Fiscal Year Ended
	Fiscal Year Ended September 30,		September 30,	March 31,	September 30,
	2013	2012(1)	2011(2)	2011	2010	2009
Income (loss) before income taxes	$14,725	$(1,344)	$(77,379)	$40,376	$55,869	$53,074

Add:
Fixed charges	59,260	46,892	25,555	525	892	1,067

Total adjusted earnings (loss)	$73,985	$45,548	$(51,824)	$40,901	$56,761	$54,141

Fixed charges:
Interest expense	$48,097	$38,793	$21,710	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to debt	10,108	6,560	3,188	—	—	—
Estimated interest within rental expense	1,055	1,539	657	525	892	1,067

Total fixed charges	$59,260	$46,892	$25,555	$525	$892	$1,067

Ratio of earnings to fixed charges	1.25	—	—	77.91	63.63	50.74

(1)                  For the fiscal year ended September 30, 2012, our earnings were insufficient to cover our fixed charges by $1.3 million.

(2)                  For the period from November 4, 2010 (inception) to September 30, 2011, our earnings were insufficient to cover our fixed charges by $77.4 million.